NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-17 AUGUST 2, 2005

RUBICON MINERALS INVESTEE AFRICO RESOURCES LTD. COMPLETES
FIRST ROUND MEZZANINE FINANCING
Rubicon’s interest in Africo increased to 36.8%

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES.

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation RMX.TSX; AMEX-RBY) is pleased to announce that Africo Resources Ltd., in which Rubicon holds a 36.8% interest, has completed its first round mezzanine financing. The Financing was carried out in three tranches, with the first tranche closing on April 22, 2005, the second tranche closing on May 4, 2005, and a third tranche closing on July 21, 2005. Under the Financing, Africo issued a total of 3,540,521 Common shares to existing Africo shareholders at a price of CDN$1.50 per share, for total proceeds of CDN$5,310,781.50.

Prior to the commencement of the First Round Mezzanine Financing, Rubicon held a total of 4,422,840 Common shares of Africo, out of a total of 12,580,756 Africo shares, or 35.2% of the then issued and outstanding share capital of Africo. Under the First Round Mezzanine Financing, Rubicon acquired an additional 1,512,609 Africo shares, so that Rubicon now holds a total of 5,935,449 Africo shares out of a total of 16,121,277 shares, or 36.8% of the issued and outstanding Africo shares.

Africo is a British Columbia incorporated private company which was created in early 2004 by Rubicon and other seed shareholders in order to carry out advanced-stage mineral exploration and development in Africa. Africo’s business plan is to explore for and develop gold and base metal assets in southern Africa and to seek strategic partnerships where warranted.

Africo has the exclusive right to earn a 75% interest in the Kalukundi copper-cobalt deposit, located approximately 50 kilometres west of the major Tenke-Fungurume deposit in the copper and cobalt-rich Katanga Province of the Democratic Republic of the Congo. Kalukundi contains an inferred resource* of 16.9 million tonnes grading 3.03% copper and 0.66% cobalt (see Rubicon’s news release of May 9, 2005 for most recent results from Kalukundi).

Africo also recently entered into an agreement to acquire a 70% interest in the mineral property referred to as the “Kamasani Property” (also known as the Comide Property) from private Congolese vendors (Comide s.p.r.l. and AKAM s.p.r.l.). The 100 square kilometre Comide Property surrounds the Kalukundi Concession and is believed to contain a number of mineralized bodies which offer high potential for the delineation of additional resources. The terms of this agreement are summarized in Rubicon’s news release dated July 5, 2005.

The proceeds from the Financing will be used to provide sufficient funds to continue the ongoing feasibility program at the Kalukundi Project. At Kalukundi, work on the feasibility study is progressing. Some additional diamond drilling is required to ensure that the resource classification between zero and 100 metres below surface is optimized, and this is currently being carried out and will continue into August. It is Rubicon’s understanding that resource modeling environmental and metallurgical programs are all on schedule, hydrogeological work is behind schedule and that this could impact the projected Q4 2005 completion date of the feasibility study.

“Rubicon believes that Africo has the potential to become a significant copper and cobalt producer in a region that is attracting increasing investment activity. Rubicon does not believe that the present value of its interest in Africo is currently reflected in Rubicon’s share price and is committed to evaluating ways to ensure that shareholder value is realized.” stated David Adamson

The Board of Africo has approved an additional financing, referred to as the Second Round Mezzanine which would provide up to CDN$5,000,000 at a price of CDN$1.50 per share to accommodate the Kamasani Property acquisition and associated due diligence costs, along with costs associated with revisions to the Kalukundi feasibility program. The Second Round Mezzanine is to be offered to shareholders according to their pro rata interest at the closing of the First Round Mezzanine Financing.

RUBICON MINERALS CORPORATION

David W. Adamson
______________________
President & CEO

*The Kalukundi resource has been categorized in a March 2004 report as an Inferred Resource by SRK Consulting in accordance with the JORC code for reporting of minerals resources which conforms to the requirements of National Instrument 43-101. The report has been prepared by V.M. Simposya, Pr. Sci. Nat and reviewed by Dr. M. Harley, who is a qualified person under the JORC Code, both are in the employ of SRK Consulting. The resource is based on eight drill holes completed in 1986-87 by Gecamines (2696.7 metres) and a further 12 drill holes by JCI Consolidated in 2002 (1439.85 metres). Borehole spacing is at an average 100 metres spacing. Structural measurements and geological contacts from boreholes, drillholes and trenches were used in sectional and, thereafter, three dimensional wireframe models. Uncertainties in the resource derive from poor core recoveries, unknown extent of surface leaching and limited data within 50 metre of surface. The estimate of mineral resources may be materially affected by unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Note that the current dimensions of the Comide property are approximate only and will require confirmation during due diligence.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES.

For more information, contact Bill Cavalluzzo, VP Investor Relations
Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.